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                                  [LETTERHEAD]




                                December 18, 1997

Color Spot Nurseries, Inc.
3478 Buskirk Avenue, Suite 260
Pleasant Hill, California 94523

Ladies and Gentlemen:



     Color Spot Nurseries, Inc. (the "Company") has filed with the Securities and Exchange Commission a registration statement (the "Registration Statement") on Form S-1 (No. 333-37335), as amended through Amendment No. 4 filed on the date hereof, which relates to the sale of up to $100,000,000 of the Company's __% Senior Subordinated Notes due 2007 (the "Notes") and up to 40,000 units (the "Units") each consisting of 40,000 shares of Series A Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to purchase 20.625 shares of the Company's common stock, par value $.001 per share (the "Common Stock").





          We have examined such corporate records of the Company and such other documents as we have deemed appropriate to give this opinion.

          Based upon the foregoing, we are of the opinion that (i) the Warrants, the Preferred Stock and the Common Stock underlying the Warrants, when executed and delivered by the Company and issued upon receipt of the consideration to be paid therefor (all in conformity with the Board of Directors' resolutions examined by us), will be validly issued, fully paid and nonassessable, and (ii) the Notes, when issued in accordance with the indenture, and upon receipt by the Company of the consideration therefor in accordance with the underwriting agreement relating thereto, will be validly issued, fully paid and nonassessable binding obligations of the Company.

          We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement as it is proposed to be amended and to the use of our name in the Prospectus that is a part of the Registration Statement under the caption "Legal Matters."

                              Very truly yours,



                              BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.